

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2011

Gerald F. Sopp
Chief Financial Officer
DNB Financial Corporation
4 Brandywine Ave.
Downingtown, Pennsylvania 19335

Re. DNB Financial Corporation
Form 10-K for the fiscal year ended December 31, 2009
File number 1-34242

Dear Mr. Sopp:

We have completed our review of your Form 10-K for the fiscal year ended December 31, 2009, and we have no further comments.

Sincerely,

David Lyon
Senior Financial Analyst

By fax to: Gerald Sopp
Fax number: 484-359-3176